Exhibit 12.1
OLD REPUBLIC INTERNATIONAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Years Ended December 31,
ACTUAL	2010	2009	2008	2007	2006
EARNINGS AVAILABLE FOR FIXED CHARGES:
Income (loss) from continuing operations before income taxes (credits)	27,637	(273,622)	(819,221)	378,425	680,138
Adjustment — income from equity investees	1,795	2,782	(5,178)	(4,138)	(3,985)
Adjustment — distributed income of equity investees	83	44	29,563	4,023	14,605
Fixed charges:
Interest expense	31,948	22,284	3,871	6,866	9,832

	61,463	(248,512)	(790,965)	385,176	700,590

FIXED CHARGES:
Interest expensed and capitalized	31,948	22,284	3,871	6,866	9,832

	31,948	22,284	3,871	6,866	9,832

RATIO OF EARNINGS TO FIXED CHARGES	1.92	NM	NM	56.10	71.26

DEFICIENCY	N/A	270,796	794,836	N/A	N/A